

Mail Stop 4631

June 23, 2009

Mr. Jeffrey L. Rutherford
Park-Ohio Holdings Corp.
Park Ohio Industries, Inc.
6065 Parkland Boulevard
Cleveland, Ohio 44124

> **RE:** **Park-Ohio Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File #0-3134**
>
> **Park-Ohio Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File #333-43005**

Dear Mr. Rutherford:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please address the following comments as they relate to Park-Ohio Holdings Corp. and Park-Ohio Industries, Inc., as applicable.

Form 10-K for the fiscal year ended December 31, 2008
Item 1A. Risk Factors, page 7

General

2. Please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks which underlie most of your MD&A disclosure. For example, in the second paragraph on page 27, you disclose that your ability to meet a debt service ratio covenant may be "materially impacted by negative economic trends". However, your "Adverse credit market conditions may significantly affect our access to capital…" risk factor disclosure on page 7, does not address the actual risk that you raise in your Liquidity and Sources of Capital discussion.

We operate in highly competitive industries, page 9

3. It is unclear what competitive position you have within the industry segments you operate, as well as what actual effects the competitive environment has had on your business. For example, on page 4 you disclose that the North American market of the aluminum castings industry has become less competitive as result of recent bankruptcies; however, in your risk factor disclosure you assert that the markets for each of your segments "are highly competitive". To the extent applicable, please expand your Business disclosure to identify the competitors who have a dominant position in the industry, and if known, provide an estimate of the number of your competitors. Please see Item 101(c)(1)(x) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Critical Accounting Policies, page 29
Impairment of Long-Lived Assets, page 29

4. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your impairment analyses for long-lived assets. In this regard, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses and provide sensitivity

analyses for each assumption based on reasonably likely changes. Reference SFAS 144.

Goodwill, page 29

5. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your impairment analyses for goodwill. In this regard, please explain the methods you used to determine fair value. Also, please include a qualitative and quantitative description of the material assumptions used in your impairment analyses. Reference SFAS 142.

Income Taxes, page 30

6. We note that you have a significant amount of gross deferred tax assets. With a view towards future disclosure, please tell us how you determined that it was more likely than not that these amounts will be realized.

Note I- Stock Plan, page 53

7. With a view towards future disclosure, please tell us if or when you expect to discontinue the use of the simplified method to value the expected lives of your options.

Item 9A. Controls and Procedures, page 63
Evaluation of disclosure controls and procedures, page 63

8. Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures contained in the first paragraph under this subsection. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits

9. We note that you have not filed all of the exhibits and schedules to the Second Amended and Restated Credit Agreement dated June 20, 2007 (Exhibit 4.1). Please provide us with a complete copy of each of the omitted schedules and exhibits for this exhibit. In addition, please provide us with an explanation as to why you have omitted the schedules and exhibits to these exhibits. If you do not

believe the omitted information constitutes material information that is required to be included in your publicly-filed exhibits, please provide a detailed analysis setting forth your conclusions.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 15

10. Please revise future filings to provide a more comprehensive explanation of the reasons for significant decreases in sales during the period and to address management's expectations regarding future sale trends and any plans to address such trends. Also, please revise future filings to explain why you decided to exit your relationship with your largest customer and to quantify the impact of that decision on your comparative disclosures.

Liquidity and Sources of Capital, page 17

11. Given the importance of available funding to your business, please revise future filings to include the following information:
   - A more specific and comprehensive discussion of the terms of your debt service ratio and any other significant/restrictive covenants in your revolving credit facility.
   - For your most significant/restrictive covenants, your actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.
   - Quantified disclosure regarding how a failure to meet your debt service ratio could impact the availability and interest rate of future borrowings.
   - A quantified discussion regarding how adverse economic conditions may impact the eligibility for including your accounts receivable balance in your revolving credit facility and may reduce your borrowing base.
   It appears to us that such information may allow investors to more easily understand your current status and ability to meet your financial covenants

Schedule 14A Definite Proxy Statement Filed on April 22, 2009

Executive Compensation, page 10
Compensation Components, page 11

Annual Bonus, page 11

12. We note that for purposes of earning a bonus under the Bonus Plan, the compensation committee selected consolidated adjusted income before taxes as the performance measure for the CEO. However, it appears that you have not provided a quantitative discussion of the terms of the performance target to be achieved in order for the CEO to earn a cash bonus. Please disclose the specific performance target used to determine the cash bonus amount. In addition, please disclose the actual level of target achievement and disclose how you calculated and determined the ultimate bonus award payable to Mr. Crawford.

Equity Compensation, page 12

13. Please enhance the disclosure regarding the equity awards made to the named executive officers to disclose in more detail the factors the Compensation Committee considered in determining the specific forms and levels of this component of your compensation program. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.
.

Sincerely,

John Cash
Accounting Branch Chief